PROPOSAL NO. 1: AS A SPECIAL RESOLUTION THAT the agreement and plan of merger dated February 8, 2013 (the “merger agreement”), among Decade Sunshine Limited, Decade Sunshine Merger Sub and the Company (a copy of which is attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and will be produced and made available for inspection at the extraordinary general meeting), and the transactions contemplated by the merger agreement, including the merger, be, and are hereby, authorized and approved.

PROPOSAL NO. 2: AS A SPECIAL RESOLUTION THAT the directors of the Company be, and are hereby, authorized to do all things necessary to give effect to the merger agreement.

PROPOSAL NO. 3: THAT the chairman of the extraordinary general meeting be instructed to adjourn or postpone the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

3SBio Inc.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Extraordinary General Meeting of Shareholders (the “Meeting”) of 3SBio Inc. (the “Company”) will be held at 10:00 a.m. (Beijing time), on April 25, 2013 at its office, 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 2:00 p.m. (Eastern Standard Time), April 22, 2013. Only the registered holders of record as of the close of business on March 25, 2013 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on March 25, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the Notice and Proxy Statement and any other applicable materials related to the Meeting, please visit the “Investors” section, and under it, “EGM” heading on www.3sbio.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 2:00 p.m. (Eastern Standard Time), on April 22, 2013.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.